UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 4, 2004

OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the Securities Act (British Columbia)
s. 118 of the Securities Act (Alberta)
S. 75 of the Securities Act (Ontario)

Item 1:	Reporting Issuer

OFFSHORE SYSTEMS INTERNATIONAL LTD. #107 – 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4600

Item 2:	Date of Material Change

March 4, 2004

Item 3:	Press Release

A press release was issued on March 4, 2004 via CCNMatthews. A true copy of the press is attached.

Item 4:	Summary of Material Change

Offshore Systems International Ltd. announced that its teaming partner, Nautronix Ltd., has signed the final prime contract to supply the Royal Australian Navy with a fleet installation of OSI’s ECPINS-M™ electronic chart navigation system. The total contract value to OSI Navigation Systems is approximately CDN$8 million.

Item 5:	Full Description of Material Change

See attached Schedule “A” Press Release dated March 4, 2004

Item 6:	Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

Not Applicable

Item 7:	Omitted Information

Not Applicable

Item 8:	Senior Officer

Mr. John A. Jacobson Chief Executive Officer 107 – 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4612

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 4th day of March 2004

“John A. Jacobson”

(Signature)

John A. Jacobson

(Name)

Chief Executive Officer

(Position)

North Vancouver, B.C.

(Place of Declaration)

2

Press Release Offsore Systems International Ltd. TSX:OSI | OTCBB:OFSYF

For Immediate Release

OSI SIGNS FLEET CONTRACT
WITH ROYAL AUSTRALIAN NAVY;

$8 MILLION REVENUE FOR OSI NAVIGATION SYSTEMS

Vancouver, Canada – March 4, 2004 – Offshore Systems International Ltd. (OSI) (TSX: OSI / OTCBB: OFSYF) announced today that its teaming partner, Nautronix Ltd., has signed the final prime contract to supply the Royal Australian Navy with a fleet installation of OSI’s ECPINS-MTM electronic chart navigation system.

“We announced our selection by the Royal Australian Navy this past July, and we are pleased that the complex technical evaluations and prime contract negotiations are now fully complete.”, said John Jacobson, President and CEO of OSI. “This procurement further expands our track record in the naval market, and it will significantly improve the Royal Australian Navy’s ability to operate jointly with NATO-member navies. We would like to thank our Australia-based partners, Nautronix Ltd. and Scientific Management Associates, for their efforts and guidance in bringing the selection and contract process to a successful conclusion.”

The total contract value to OSI Navigation Systems is approximately CDN$8 million and the contract is organized into two phases:

•	The initial phase, representing approximately CDN$4.5 million in revenue to OSI, includes delivery of software licenses and some hardware installations beginning in September 2004. Management expects this revenue to be realized during the next 12-18 months;

•	The second phase, representing approximately CDN$3.5 million in revenue to OSI, includes delivery of further hardware, training and the support services necessary for additional installations of the first phase software. The timing and scope of these deliveries is at the option of the Royal Australian Navy, however management of OSI is optimistic that this additional revenue can begin to be realized some 24 months after contract signing.

Mr. Jacobson added, “We are optimistic that this new relationship will bring further revenue opportunities within the Royal Australian Navy fleet. Our experience with prior customers suggests that deliveries proceed faster than originally contracted. In addition, the Royal Australian Navy is an impressive reference for us to other navies who may be considering replacement of paper navigation.”

Offshore Systems International Ltd.
107 – 930 West 1st Street
North Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osilcorp.com

Certain contract conditions have been signed between OSI and the Royal Australian Navy. OSI and Nautronix expect to sign the final sub-contract arrangements in the next few weeks.

ECPINSTM and the Naval Military Navigation Systems Market

OSI’s ECPINS product (Electronic Chart Precise Integrated Navigation System) is a world-leading system for the safe navigation of ships. ECPINS meets numerous international safety and quality standards and gives ship navigators a precise, real-time display of position and progress on electronic charts.

OSI estimates that there are approximately 2,600 vessels within NATO (North Atlantic Treaty Organisation) navies. Further, there are certain non-NATO countries that are potential customers for OSI Navigation Systems and which have naval fleets that total approximately 1,600 vessels.

To date, ECPINS-M (the military version) has been installed or is contracted to be installed on more than 250 naval vessels among customers which include the Canadian Navy, Royal Australian Navy, Royal Danish Navy, Royal Navy (U.K.), Royal New Zealand Navy, and U.S. Navy.

The Company estimates that the naval market opportunity for electronic charting systems is approximately Cdn $400 Million, exclusive of follow-on procurements and Coast Guard requirements. This market opportunity will materialize during the next several years, primarily driven by the need for NATO and allied fleets to evolve from paper-based charts to electronic geography, and the desire to standardize their respective situational awareness tools across all forces.

About Offshore Systems International Limited

Offshore Systems International Ltd. (OSI) was founded in 1977 and is a leader in delivering products and systems for situational awareness. The company provides display systems and geo-spatial data within mission-critical applications for several defense and commercial customers. OSI conducts its operations through three business units: Geomatics (data production and distribution), Navigation Systems, and Applications (products and services for command and control systems). OSI’s common shares are listed for trading on the Toronto Stock Exchange (TSX: OSI) and OTC Bulletin Board (OTCBB: OFSYF). For more information, please visit www.osilcorp.com.

About Nautronix Ltd.

Nautronix Ltd. is based in Fremantle, Australia and is a wholly-owned subsidiary of Nautronix Plc, headquartered in Aberdeen, Scotland. Nautronix Plc is a marine technology solutions company specialising in through water communications and positioning technology. For more information, visit www.nautronix.com.

About Scientific Management Associates

Scientific Management Associates is based in Canberra, Australia and provides project support services to defence and industry world-wide. For more information, visit www.sma.com.au.

Forward-Looking Statements

This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as

Offshore Systems International Ltd.
107 – 930 West 1st Street
North Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osilcorp.com

amended, with respect to achieving corporate objectives, developing additional project interests, OSI’s analysis of opportunities in the acquisition and development of various project interests and other matters. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Although Offshore Systems International believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply.

# # #

Contacts:
Michael O’Connor, Offshore Systems International Ltd.
Phone: 888-880-9797 or 604-986-4806
E-mail: ir@osilcorp.com

Craig Armitage, The Equicom Group Inc.
Phone: 416-815-0700 ext. 246
E-mail: carmitage@equicomgroup.com

Offshore Systems International Ltd. 107 – 930 West 1st Street, North Vancouver, BC, Canada, V7P 3N4, telephone: (604) 904-4600, fax: (604) 987-2555.

ECPINS and COP-IDS are trademarks of Offshore Systems Limited. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.

Offshore Systems International Ltd.
107 – 930 West 1st Street
North Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osilcorp.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“ John A. Jacobson”

Title: President & CEO

Date: March 4, 2004